AGREEMENTS BETWEEN MELLON BANK NA AND THE US ATTORNEY'S OFFICE FOR THE WESTERN DISTRICT OF PA

MATTER NAME: AGREEMENTS BETWEEN MELLON BANK NA AND THE US ATTORNEY'S OFFICE FOR THE WESTERN DISTRICT OF PENNSYLVANIA.

NARRATIVE: IN 2006 AND 2007, MELLON BANK, N.A. ("MELLON BANK"), ENTERED INTO THREE (3) SETTLEMENT AGREEMENTS ("AGREEMENTS") WITH THE UNITED STATES ATTORNEY FOR THE WESTERN DISTRICT OF PENNSYLVANIA RELATING TO AN APRIL 2001 INCIDENT IN MELLON BANK'S PITTSBURGH IRS PROCESSING UNIT.

THE UNITED STATES TREASURY DEPARTMENT CONTRACTED WITH MELLON BANK TO PROCESS INDIVIDUAL TAX RETURNS AND CHECKS ON BEHALF OF THE INTERNAL REVENUE SERVICE ("IRS") IN 2001. HOWEVER, MELLON BANK NEVER COMPLETED THE PROGRAM BECAUSE IT DESTROYED APPROXIMATELY 77,000 TAX RETURNS AND CHECKS.

MELLON BANK SUBSEQUENTLY VIOLATED THE FALSE CLAIMS ACT BY FALSELY REPORTING TO THE IRS THAT IT HAD COMPLETED PROCESSING THE TAX RETURNS AND CHECKS RECEIVED DURING 2001.

UNDER THE TERMS OF THE AGREEMENTS, MELLON BANK:

1. PAID $18 MILLION AS PART OF AN ADMINISTRATIVE SETTLEMENT WITH THE TREASURY DEPARTMENT TO REIMBURSE THE GOVERNMENT FOR THE VALUE OF THE INTEREST LOST ON THE DESTROYED CHECKS AS WELL AS THE COSTS INCURRED BY THE GOVERNMENT IN OBTAINING THE REPLACEMENT CHECKS;
2. AMENDED ITS POLICIES AND PROCEDURES TO STRENGTHEN ITS COMPLIANCE AND ETHICS PROGRAMS, AND AGREED TO THE APPOINTMENT OF A MONITOR TO OVERSEE ITS CORPORATE COMPLIANCE PROGRAM FOR THREE YEARS; AND
3. PAID A $16.5 MILLION PENALTY TO THE US TREASURY TO SETTLE CLAIMS RELATED TO THE DESTRUCTION OF INDIVIDUAL TAX RETURNS AND CHECKS IT WAS SUPPOSED TO PROCESS AS AN AGENT FOR THE TREASURY DEPARTMENT.

THE U.S. ATTORNEY AGREED NOT TO PROSECUTE MELLON BANK PROVIDED IT COMPLIED WITH THE TERMS AND CONDITIONS OF THE AGREEMENT FOR A PERIOD OF THREE (3) YEARS.